VERIDICOM INTERNATIONAL, INC.
                                 21 Water Street
                           Vancouver BC Canada V6B 1A1

                                                              September 26, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Veridicom International, Inc. (the "Company")
            Registration Statement on Form SB-2
            Effective June 27, 2006
            File No. 333-133958

Ladies and Gentlemen:

      We previously filed a request for withdrawal of the above-referenced registration statement on Form SB-2. We hereby request that such request for withdrawal be withdrawn, as it fails to meet the requirements for such request. We intend to refile an appropriate request for withdrawal of the above-referenced registration statement on Form SB-2.

      If you have any questions concerning this matter, please contact Yoel Goldfeder at (212) 930-9700.

      Thank you for your assistance in this matter.


                                                   Veridicom International, Inc.

                                                   By: /s/ Paul Mann
                                                       -------------------------
                                                       Paul Mann
                                                       Chief Executive Officer